FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          JULY 2007

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                 Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________

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                                TABLE OF CONTENTS


Document 1               News Release dated July 13, 2007





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                                                                      DOCUMENT 1


                                AMADOR GOLD CORP.
             711 - 675 West Hastings Street, Vancouver, B.C. V6B 1N2
                      (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
JULY 13, 2007

                     SILVERCLAIM PROPERTY DILLING COMMENCES

VANCOUVER, BRITISH COLUMBIA, JULY 13, 2007 - AMADOR GOLD CORP (TSX-V: AGX) ("Amador") is pleased to announce that it has initiated a diamond drilling program on the SILVERCLAIM PROPERTY near Elk Lake, Ontario.

The Silverclaim Property covers the majority of the known silver showings in the area. Historical work on the property has identified a system of parallel veins with high grade silver mineralization.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins. Limited work has been carried out since 1984.

Prospecting and geophysics have identified a number of untested parallel veins. Drilling will test new zones as well as potential mineralization in the vicinity of historical showings and underground workings.

ABOUT AMADOR
Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits. During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario. The Company's assets are entirely within Canada with a strong focus in Ontario. These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.


AMADOR GOLD CORP.
On behalf of the Board of Directors

/S/ RICHARD HUGHES
-------------------------
PRESIDENT

For Further Information Contact: The Hughes Exploration Group
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com to see SMARTSTOX INTERVIEWS with the Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMADOR GOLD CORP.
                                  (Registrant)


Date:    July 17, 2007            BY:  /S/ BEVERLY J. BULLOCK
                                  ---------------------------------------
                                  Beverly J. Bullock, Corporate Secretary